Exhibit 99.1

Grab Reports Second Quarter 2022 Results

•	Q2 record Revenue of $321 million, up 79% year-over-year

•	Q2 GMV of $5.1 billion, up 30% year-over-year

•	Q2 Loss for the period of $572 million, a 29% improvement year-over-year

•	Core food and Deliveries segment expected to break even earlier than previous guidance

SINGAPORE, August 25, 2022 – Grab Holdings Limited (NASDAQ: GRAB) today announced financial results for the quarter ended June 30, 2022.

“Our second quarter results showed that we can grow sustainably. We delivered strong revenue and GMV growth, while improving our unit economics and strengthening our category leadership position across key segments in the region. Our deliveries segment continued to grow, despite tougher year-on-year comparisons and as dine-out trends moderated food delivery demand. Looking ahead, we are laser focused on accelerating our path to profitability. We will get there by doubling down on product innovation that increases user engagement and reduces our cost-to-serve and focusing on growing high quality transactions on our platform,” said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab.

“In the quarter, we took action to streamline our organizational cost structure. We optimized our fixed costs, shut unprofitable lines of business and continued to taper incentives as a percentage of GMV. As such, we are pulling forward our breakeven timelines for our core food and overall deliveries segment and narrowing our 2022 revenue guide to the upper end of our previously announced range. In the second half, we see slower GMV growth but an improvement in EBITDA compared to the first half due to our cost measures and strategies for growing sustainably,” said Peter Oey, Chief Financial Officer of Grab.

Key Highlights

•	Total GMV grew 30% year-over-year (“YoY”) in the second quarter of 2022 and 34% YoY on a constant currency basis[1], driven by a recovery in our mobility segment and continued growth in deliveries.

•	MTUs grew 12% YoY to 32.6 million, while the number of users of more than one service on our platform improved, with 62% of MTUs now using 2 or more services on our platform compared to 56% in 2021.

•

In Mobility, GMV grew 51% YoY and revenue rose 37% YoY as ride hailing demand continues to be strong. Mobility achieved segment adjusted EBITDA margin of 12.1% for the second quarter, an increase of 224 basis points versus prior quarter and in line with our expected steady state margins of 12%.

•	Deliveries segment adjusted EBITDA margins improved quarter-on-quarter (QoQ) by 82 basis points to negative 1.4%.

•

Revenue reached an all time high and grew 79% YoY to $321 million, driven by strong growth in Mobility and Deliveries revenue, including contributions by Jaya Grocer. On a constant currency basis, revenue grew 85%.

[1]

We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

•	Adjusted EBITDA margins improved sequentially by 136 basis points from negative 6.0% in the first quarter of 2022 to negative 4.6%, driven by our ongoing efforts to optimize incentive spend.

•	We have accelerated our expected breakeven timelines for our core food deliveries and overall deliveries segment by one and two quarters, respectively, to Q1 2023 and Q2 2023.

•

For FY 2022, we are lowering our GMV estimates to 21% to 25% growth YoY (25% to 29% on a constant currency basis) from the previous guidance of 30% to 35%, while anticipating our revenue to come in between $1.25 billion to $1.3 billion, at the higher end of our previously announced guidance range of $1.2 billion to $1.3 billion.

Second Quarter Group Financial and Operational Highlights

($ in millions, unless otherwise stated)	Q2 2022	Q2 2021	YoY % Change	YoY % Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	5,055	3,878	30%	34%
MTUs[2] (millions of users)	32.6	29.1	12%
GMV per MTU ($)	155	133	16%	20%
Partner incentives	212	172	23%
Consumer incentives	311	243	28%

Financial measures:
Revenue	321	179	79%	85%
Loss for the period	(572)	(801)	29%
Total Segment Adjusted EBITDA	(19)	(14)	(43)%
Adjusted EBITDA	(233)	(214)	(9)%

Q2 Business Review

We posted solid second quarter results, with strong topline growth and an improving adjusted EBITDA margin profile, underpinned by a rebound in our mobility segment and continued growth in deliveries. Revenue rose 79% year-on-year (85% year-on-year on a constant currency basis) on the back of GMV growth, a 34 basis point improvement in total incentives as a percentage of GMV, and Jaya Grocer contributions.

[2]

MTUs means monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via our products, where transact means to have successfully paid for any of our products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Figure is inclusive of OVO MTUs. Excluding OVO MTUs, our MTUs for Q2 2022 and Q2 2021 would be 29.5 million and 24.7 million, respectively, and GMV per MTU would be $172 and $157, respectively.

Adjusted EBITDA margins as a percentage of GMV improved 90 basis points to (4.6)% compared to the same period a year ago and 136 basis points from the previous quarter, as we tapered incentive spending as a percentage of GMV. Our mobility segment adjusted EBITDA margin also recovered to 12.1%, in line with our steady state margins of 12%.

GMV grew 30% year-on-year (34% year-on-year on a constant currency basis) on mobility segment recovery as countries reopened and international and domestic travel resumed.

Engagement with our users also improved in the quarter with monthly transacting users (MTUs) up 12% year-on-year to reach 32.6 million, driven by strong mobility segment MTU growth, while average spend per user, defined as GMV per MTU, rose 16% to $155. Cross-vertical penetration rates across our user base continues to improve, with 62% of MTUs using two or more offerings on the Grab platform in Q2 2022, higher than the 56% in 2021.

In the quarter, we expanded a pilot subscription programme, GrabUnlimited, to more of our markets. With GrabUnlimited, users pay a flat monthly fee to enjoy subscriber benefits and deals across our various services like mobility, food and parcel deliveries. We have seen early encouraging metrics from GrabUnlimited in terms of increasing user engagement and order frequency. We believe GrabUnlimited has the potential to strengthen our superapp ecosystem by improving engagement and stickiness with users and be a key differentiator for us from monoline food delivery or mobility companies.

In the second quarter, adjusted EBITDA was negative $233 million, declining slightly from negative $214 million a year ago as we continued to invest in product and platform development in anticipation of our digibank launches in Singapore in the second half of 2022 and in Malaysia and Indonesia in 2023. However, adjusted EBITDA improved on a quarter-on-quarter basis by 19% due to lower incentive spending.

Loss for the quarter was $572 million, a 29% improvement year-on-year, primarily due to elimination of the non-cash interest expense of Grab’s convertible redeemable preference shares that converted to ordinary shares in December 2021. Our loss for the quarter included a $173 million non-cash expense from the revaluation of Grab’s equity investments that are marked-to-market each quarter, and $111 million in stock-based compensation expense. Cash liquidity totalled $7.7 billion at the end of the second quarter, while our net cash liquidity was $5.6 billion.

In the quarter, regional corporate costs as a percentage of GMV were 4.2%, down from 5.2% of GMV in the second quarter of 2021 and lower from 4.4% in the first quarter.

We took action in the quarter to exit some lines of businesses that do not lead to long-term and sustainable growth. We will continue to optimize our cost structure in order to quicken our path to profitability.

These actions include:

•	In mobility, we closed our GrabWheels support operations in Singapore and Malaysia and merged our Indonesia GrabWheels operations with our car rental business in Indonesia.

•

In deliveries, we made the decision to close our dark store operations in Singapore, Vietnam and the Philippines and will continue to seek ways to optimize our first-party marketplace presence. By streamlining our deliveries ecosystem, we will be able to scale deliveries more sustainably through a third-party marketplace model and, in Malaysia, via Jaya Grocer.

•	In financial services, we are refocusing and streamlining our operations to reduce costs, grow synergies with our digibanks and put us on a more sustainable growth path.

•	On our regional corporate costs, we slowed our pace of hiring, streamlined some functions and reduced other overhead expenditure.

Q3 & FY2022 Business Outlook

Operating Metric / Financial Measure	Guidance
Q3 2022 GMV
Deliveries	$2.4 billion –$2.5 billion
Mobility	$1.05 billion – $1.10 billion
Financial Services TPV (pre-interco)	$3.8 billion – $3.9 billion
FY2022
Revenue	$1.25 billion to $1.30 billion
Group GMV	21% – 25% YoY 25 – 29% YoY Constant Currency

Outlook

Looking ahead, we are focused on accelerating our path to profitability. We will focus on increasing high quality GMV transactions, optimizing our fixed cost base and reducing our incentive spend in order to drive sustainable growth, and an improved profitability profile for our segments.

The focus on increasing high quality GMV transactions will come with the trade off of slower GMV growth. Furthermore, we anticipate the continued strength of the U.S. dollar to adversely impact our foreign currency translation by approximately 4% in the latter half of the year, and for dine-out trends to continue to moderate food delivery demand in our deliveries segment. As a result of these factors, we are lowering our GMV growth forecast for the year.

However, we are pulling forward our core food deliveries and our overall deliveries segment break even timelines by one quarter and two quarters, respectively, to the first quarter of 2023 and second quarter of 2023. We also expect our revenue for 2022 to come in between $1.25 billion to $1.3 billion, at the higher end of our previously announced guidance range of $1.2 billion to $1.3 billion, and for our adjusted EBITDA to improve sequentially, quarter on quarter, in the second half.

Second Quarter Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q2 2022	Q2 2021	YoY% Change	YoY% Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	2,476	2,073	19%	24%
Commission Rate	20.8%	18.0%

Financial measures:
Revenue	134	45	199%	211%
Segment Adjusted EBITDA	(34)	(20)	(76)%

In Q2, our deliveries segment registered strong revenue growth, tripling compared to the same period a year ago and up 48% quarter-on-quarter. This was driven by contributions from Jaya Grocer and a 47 basis points decline in total incentives as a percentage of GMV.

Deliveries GMV came in below our guidance range impacted by foreign exchange currency translation and as dine-out resumption softened food delivery demand. GMV was up 19% year-on-year (24% year-on-year on a constant currency basis) but declined 3% quarter-on-quarter.

In the quarter, we managed to reduce our incentive spend, accelerate our breakeven schedule while growing our category leadership position in food delivery in Southeast Asia3. Our consumer and partner incentive spending was down 84 basis points and 13 basis points respectively quarter-on-quarter.

We achieved this by focusing on improving our merchant selection in groceries and food deliveries and continuously innovating our deliveries platform to reduce our cost-to-serve.

For example, we ramped up initiatives to reduce driver waiting time at food merchant outlets. This led to increased productivity in terms of the number of trips they made. On the customer end, we rolled out a feature to allow users to choose specific time-windows for delivery, giving them the option to choose lower delivery fee windows. These innovations together with GrabUnlimited allow us to reduce our cost-to-serve and bring greater value to our consumers.

[3]	According to Euromonitor International

On Jaya Grocer, we integrated all Jaya Grocer stores onto our groceries platform as of the end of July. We will continue to embed technology solutions and experiment with online-to-offline (O2O) fresh grocery experiences to benefit Jaya Grocer and our customers.

Deliveries segment adjusted EBITDA declined $15 million year-on-year to negative $34 million, but improved by 39% from the previous quarter as total incentives spend moderated quarter-on-quarter. Our deliveries unit economics also improved with segment adjusted EBITDA margins as a percentage of GMV, improved to (1.4)% in the quarter from (2.2)% in the first quarter of 2022, as total incentives as a proportion of deliveries GMV declined to 15.4% from 16.3% quarter-on-quarter.

In August, we announced a regional partnership with Coca-Cola to enable deeper synergies between the company and our ecosystem across Southeast Asia. The partnership will see Coca-Cola drive greater connection and convenience to consumers through offering more of its products through our grocery and food delivery platforms, enhance Coca-Cola’s visibility to our users via GrabAds, as well as collaborate with us on initiatives to upskill our merchants.

This partnership is validation of our merchant strategy, where we offer small and big merchants opportunities for new retail and O2O experimentation while giving them visibility to our broad user base through online and offline advertising options. In the quarter, we grew the number of active merchants on our platform by 32%.

Mobility

($ in millions, unless otherwise stated)	Q2 2022	Q2 2021	YoY % Change	YoY% Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	1,035	685	51%	55%
Commission Rate[4]	23.2%	23.7%

Financial measures:
Revenue	161	118	37%	40%
Segment Adjusted EBITDA	125	90	40%

[4]

Commission Rate is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement

Our mobility segment saw a strong recovery in the quarter as Southeast Asia opened up and lifted most travel and movement restrictions. Revenue and segment adjusted EBITDA rose 37% (40% year-on-year on a constant currency basis) and 40% year-on-year respectively on the back of strong demand and a steadily increasing driver base. In the quarter, demand for ride-hailing was primarily driven by a surge in international and domestic travel and a resumption of office and leisure commutes.

Segment Adjusted EBITDA margin for mobility was 12.1% of GMV in Q2 2022 compared to 13% of GMV in Q2 2021, but recovered from 9.8% of GMV in the previous quarter, on reduced consumer incentive spend.

GMV in the quarter rose 51% year-on-year (55% year-on-year on a constant currency basis) and 24% quarter-on-quarter.

We continue to make progress on the driver acquisition front with mobility supply starting to stabilize in Q2. The number of active drivers on our platform during Q2 2022 was at its highest point since Q1 2020. Fulfillment rates, a measure of how we successfully match demand and supply, continued to rise in the quarter and we expect fulfillment rates to reach pre-Covid levels by early next year.

In terms of mobility supply, we see further stabilization in the second half of the year driven by higher attainable earnings5 as demand recovers. We are optimistic that our organic driver acquisition efforts coupled with the ongoing platform enhancements, such as efforts to reduce driver wait time and expand a scheduling feature for drivers, will allow us to optimize driver productivity and continue to taper driver incentives as a percentage of GMV.

Financial Services

($ in millions, unless otherwise stated)	Q2 2022	Q2 2021	YoY % Change	YoY% Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
Pre-Interco Total Payment Volume (TPV)	3,778	2,887	31%	35%
Pre-Interco TPV: Off-Grab	1,493	1,110	34%	37%
GMV	1,493	1,086	38%	40%
Commission Rate	2.7%	2.4%

Financial measures:
Revenue	13	6	94%	105%
Segment Adjusted EBITDA	(115)	(85)	(37)%

[5]	Measured by average driver-partner online hour earnings

Financial Services revenue and GMV rose in the second quarter as we increased lending offerings to our drivers and merchants and off-platform TPV growth. Revenue was up 94% year-on-year (105% year-on-year on a constant currency basis) while GMV rose 38% (40% year-on-year on a constant currency basis) over the same period.

In Q2, loan disbursements rose 169% driven by partner loan growth in Indonesia and uptake of our Buy Now Pay Later products. TPV of our Buy Now Pay Later product more than tripled from Q2 2021 to Q2 20226, contributing to overall loan disbursement growth. Our robust ecosystem lending performance, coupled with our ability to control for risks, gives us confidence that our pivot to focus on on-platform and digibank synergies, will enable us to grow access to financial services in a sustainable manner.

Financial services segment adjusted EBITDA for Q2 2022 declined in the quarter to $(115) million, versus $(85) million in Q2 2021, mainly attributable to the continued investment into our digital bank upcoming launches. We are making progress on our digibank in Singapore and we plan to launch it publicly in the second half of 2022. Segment adjusted EBITDA margin for Q2 2022 was at (3.1)% of TPV, a decline from (2.9)% in Q2 2021.

We are streamlining our financial services segment to focus on platform growth to expand our ecosystem network effects and reduce our cost base; while also strengthening synergies with our upcoming digital banks. For digital payments, we plan to reduce our consumer incentive spend while reducing costs related to off-platform digital payment use. We will also focus on offering financial services, such as lending or insurance, to Grab ecosystem participants with whom we have built a deep relationship with.

Enterprise and New Initiatives

($ in millions, unless otherwise stated)	Q2 2022	Q2 2021	YoY% Change	YoY% Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	52	34	51%	54%
Financial measures:
Revenue	14	11	30%	38%
Segment Adjusted EBITDA	5	1	340%

[6]	Calculated as the year-on-year change in TPV (pre-interco) generated from Buy Now Pay Later.

In Q2, enterprise and new initiatives GMV and revenue rose 51% (54% year-on-year on a constant currency basis) and 30% year-over-year (38% year-on-year on a constant currency basis) respectively, driven by gains in our advertising business. Segment adjusted EBITDA rose 4 times in the quarter as GrabAds more than doubled its small merchant advertising base compared to the same period a year ago.

In June, we announced the launch of GrabMaps, a new enterprise service for mapping and location-based services. We developed GrabMaps as a cost-efficient solution to address the need for a more hyperlocal mapping solution. We plan to expand GrabMaps as a B2B solution, to help other organizations with their location intelligence needs.

Other Updates

In July 2022, we increased our equity interest in Indonesia bank PT Bank Fama International to 33.6% upon approval by the Indonesian financial services authority. In June 2022, we agreed with PT Elang Mahkota Teknologi Tbk. (“Emtek”), a leading Indonesia-listed technology, telecommunications and media conglomerate with whom we have several collaborations, to extend their rights to swap their interests in PT Grab Teknologi Indonesia for Class A ordinary shares of Grab Holdings Limited to January 31, 2024.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in 480 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19 and currency exchange fluctuations; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information and Non-IFRS Financial Measures

Grab’s unaudited selected financial data for the three months ended June 30, 2022 and 2021 included in this document and the investor webcast is based on financial data derived from the Grab’s management accounts that have not been reviewed or audited.

This document and the investor webcast also include references to non-IFRS financial measures, which include: Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

This document and the investor webcast also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Explanation of non-IFRS financial measures:

•

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

•	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

•	Adjusted EBITDA margin is a non-IFRS financial measure calculated as Adjusted EBITDA divided by Gross Merchandise Value.

	Q2 2022	Q2 2021	1H 2022	1H 2021
($ in millions, unless otherwise stated)	$	$	$	$
Loss for the period	(572)	(801)	(1,007)	(1,467)
Net interest expenses	18	444	45	864
Other income	(1)	(6)	(3)	(11)
Income tax expenses	2	2	3	3
Depreciation and amortization	38	86	72	170
Share-based compensation expenses	111	106	231	140
Unrealized foreign exchange gain	(4)	(4)	(4)	(4)
Impairment losses on goodwill and non-financial assets	*	3	3	2
Fair value change on investments	173	(60)	133	(47)
Restructuring costs	1	*	1	*
Legal, tax and regulatory settlement provisions	1	16	6	25

Adjusted EBITDA	(233)	(214)	(520)	(325)
Regional corporate costs	214	200	426	346

Total Segment Adjusted EBITDA	(19)	(14)	(94)	21

Segment Adjusted EBITDA
Deliveries	(34)	(20)	(90)	(24)
Mobility	125	90	207	205
Financial services	(115)	(85)	(217)	(163)
Enterprise and new initiatives	5	1	6	3

Total Segment Adjusted EBITDA	(19)	(14)	(94)	21

*	Amount less than $1 million

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Commission Rate represents the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Industry and Market Data

This document also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight on such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Q2 2022	Q2 2021	1H 2022	1H 2021
($ in millions, except for per share data)	$	$	$	$
Revenue	321	179	549	396
Cost of revenue	(337)	(266)	(647)	(507)
Other income	3	10	6	16
Sales and marketing expenses	(72)	(60)	(142)	(105)
General and administrative expenses	(162)	(154)	(331)	(243)
Research and development expenses	(121)	(91)	(240)	(167)
Net impairment losses on financial assets	(15)	(7)	(22)	(10)
Other expenses	(1)	*	(1)	*

Operating loss	(384)	(389)	(828)	(620)
Finance income	(16)	53	32	61
Finance costs	(169)	(459)	(205)	(901)

Net finance costs	(185)	(406)	(173)	(840)
Share of loss of equity-accounted investees (net of tax)	(1)	(4)	(3)	(4)

Loss before income tax	(570)	(799)	(1,004)	(1,464)
Income tax expense	(2)	(2)	(3)	(3)

Loss for the period	(572)	(801)	(1,007)	(1,467)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	*	—	*	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(49)	14	(54)	(3)

Other comprehensive loss for the period, net of tax	(49)	14	(54)	(3)

Total comprehensive loss for the period	(621)	(787)	(1,061)	(1,470)

Loss attributable to:
Owners of the Company	(547)	(768)	(970)	(1,425)
Non-controlling interests	(25)	(33)	(37)	(42)

Loss for the period	(572)	(801)	(1,007)	(1,467)

Total comprehensive loss attributable to:
Owners of the Company	(595)	(772)	(1,024)	(1,426)
Non-controlling interests	(26)	(15)	(37)	(44)

Total comprehensive loss for the period	(621)	(787)	(1,061)	(1,470)

Loss per share:
Basic loss per share	$(0.15)	$(2.89)	$(0.26)	$(6.03)
Diluted loss per share	$(0.15)	$(2.89)	$(0.26)	$(6.03)

*	Amount less than $1 million

Condensed consolidated statement of financial position

	June 30, 2022	December 31, 2021
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	494	441
Intangible assets and goodwill	905	675
Associates and joint venture	45	14
Deferred tax assets	9	5
Other investments	1,327	1,241
Prepayments and other assets	124	127

	2,904	2,503

Current assets
Inventories	47	4
Trade and other receivables	303	255
Prepayments and other assets	286	185
Other investments	4,021	3,240
Cash and cash equivalents	2,793	4,991

	7,450	8,675

Total assets	10,354	11,178

Equity
Share capital and share premium	22,232	21,529
Reserves	452	606
Accumulated losses	(15,533)	(14,402)

Equity attributable to owners of the Company	7,151	7,733
Non-controlling interests	15	286

Total equity	7,166	8,019

Non-current liabilities
Warrant liabilities	11	54
Loans and borrowings	2,015	2,031
Provisions	17	18
Other liabilities	121	27
Deferred tax liabilities	19	3

	2,183	2,133

Current liabilities
Loans and borrowings	153	144
Provisions	38	35
Trade and other payables	810	844
Current tax liabilities	4	3

	1,005	1,026

Total liabilities	3,188	3,159

Total equity and liabilities	10,354	11,178

Condensed consolidated statement of cash flow

	Q2 2022	Q2 2021	1H 2022	1H 2021
($ in millions, unless otherwise stated)	$	$	$	$
Cash flows from operating activities
Loss before income tax	(570)	(799)	(1,004)	(1,464)
Adjustments for:
Amortization of intangible assets	5	59	10	117
Depreciation of property, plant and equipment	32	27	62	53
Impairment of property, plant and equipment	*	2	3	1
Equity-settled share-based payment	111	106	231	140
Finance costs	169	459	205	901
Net impairment loss on financial assets	15	7	22	10
Finance income	16	(53)	(32)	(61)
Loss on disposal of property, plant and equipment	*	(1)	*	*
Share of loss of equity-accounted investees (net of tax)	1	4	3	4
Gain on disposal of associate	—	(2)	—	(2)
Change in provisions	(1)	(2)	1	(3)

	(222)	(193)	(499)	(304)
Changes in:
- Inventories	(1)	(2)	7	(2)
- Deposit pledged	8	—	(11)	—
- Trade and other receivables	(53)	(49)	(168)	(43)
- Trade and other payables	21	96	(36)	50

Cash used in operations	(247)	(148)	(707)	(299)
Income tax paid	(5)	(3)	(10)	(4)

Net cash used in operating activities	(252)	(151)	(717)	(303)

Cash flows from investing activities
Acquisition of property, plant and equipment	(10)	(15)	(20)	(20)
Purchase of intangible assets	(4)	4	(7)	(2)
Proceeds from disposal of property, plant and equipment	2	8	5	17
Acquisition of additional interests in associate	(35)	(9)	(35)	(9)
Proceeds from disposal of associate	—	8	—	8
Net acquisition of other investments	(144)	74	(1,035)	(614)
Acquisition of subsidiaries with non-controlling interests, net of cash acquired	9	—	(166)	—
Restricted cash	—	(96)	—	(94)
Interest received	8	7	17	14

Net cash used in investing activities	(174)	(19)	(1,241)	(700)

Cash flows from financing activities
Proceeds from exercise of share options	*	5	*	44
Payment of share listing and associated expenses	—	—	(39)	—
Proceeds from bank loans	35	12	65	1,944
Repayment of bank loans	(111)	(58)	(149)	(89)
Payment of lease liabilities	(9)	(7)	(16)	(12)
Proceeds from issuance of convertible redeemable preference shares	—	200	—	262
Proceeds from subscription of shares in subsidiaries by non-controlling interests	—	177	—	217
Deposit pledged	2	—	7	—
Interest paid	(34)	(37)	(71)	(40)

Net cash (used in)/ from financing activities	(117)	292	(203)	2,326

Net (decrease)/ increase in cash and cash equivalents	(543)	122	(2,161)	1,323
Cash and cash equivalents at beginning of the period	3,215	3,180	4,838	2,004
Effect of exchange rate fluctuations on cash held	(44)	(6)	(49)	(31)

Cash and cash equivalents at end of the period	2,628	3,296	2,628	3,296

*	Amount less than $1 million

For inquiries regarding Grab, please contact:

Media

Grab: press@grab.com

Sard Verbinnen & Co: Grab-SVC@sardverb.com

Investors

Grab: investor.relations@grab.com

Source: Grab Holdings Limited